UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number 001-12260

Coca-Cola FEMSA, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Calle Mario Pani No. 100,

Santa Fe Cuajimalpa,

Cuajimalpa de Morelos,

05348, Ciudad de México, México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Coca-Cola FEMSA announces pricing of

Global Notes for US$1.25 billion

Mexico City, Mexico – January 9, 2020 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL; NYSE: KOF) (“KOF” or the “Company”), the largest franchise bottler of Coca-Cola products in the world by sales volume, announces the successful pricing of a public offering of US$1.25 billion principal amount of senior notes due 2030 (the “notes”). The notes priced at US Treasury + 100 basis points and a coupon of 2.750%. The transaction received broad participation from investment grade dedicated investors, confirming Coca-Cola FEMSA’s financial discipline and strong credit profile.

KOF intends to use the net proceeds from the sale of the notes to fully redeem its 3.875% senior notes due 2023, and the remainder, for general corporate purposes.

The closing of the offering of the notes is subject to customary closing conditions.

* * *

KOF engaged BofA Securities, Inc., Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC to act as joint bookrunners with respect to the offering of the notes.

This press release is neither an offer to buy or sell nor a solicitation of an offer to sell or buy the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. KOF has filed a registration statement, including a prospectus with the U.S. Securities and Exchange Commission (“SEC”). You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus and preliminary prospectus supplement may be obtained by contacting BofA Securities, Inc. at +1 (888) 292-0070, Citigroup Global Markets Inc. at +1 (800) 831-9146, Goldman Sachs & Co. LLC at +1 (800) 828-3182.

About Coca-Cola FEMSA

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL, NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 257 million. With over 83 thousand employees, the company markets and sells approximately 3.3 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 275 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and in Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. KOF undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

For additional information, please contact the Investor Relations team:

•	Jorge Collazo | jorge.collazo@kof.com.mx

•	Bryan Carlson | bryan.carlson@kof.com.mx

•	Maite Vilchis | maite.vilchis@kof.com.mx

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase and Consent Solicitation Statement dated January 6, 2020, relating to the previously announced tender offer and consent solicitation by Coca-Cola FEMSA, S.A.B. de C.V. with respect to its 3.875% senior notes due 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2020

Coca-Cola FEMSA, S.A.B. de C.V.

By:	/s/ Constantino Spas Montesinos
Constantino Spas Montesinos
Chief Financial Officer